大華銀行
UNITED OVERSEAS BANK

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 65339898 **Fax** (65) 65342334
www.uobgroup.com

03 DEC -2 AM 7:21

Our ref: ANN2003/UOB2003/UOB-A26-UOBGESLLC-UOBC/sc/ati

13 November 2003

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

03037846

SUPPL

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

1) INCORPORATION OF A SUBSIDIARY COMPANY

2) DISSOLUTION OF A SUBSIDIARY

Dear Sir

We enclose 2 copies of our Announcements, both dated 13 November 2003, one on each of the above matter, for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Leo Hee Wui
Assistant Secretary

Enc

dlw 12/3

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)

Incorporation of a Subsidiary Company

ANNOUNCEMENT

Singapore, 13 November, 2003 - United Overseas Bank Limited ("the Bank") wishes to announce that it has incorporated a subsidiary called "UOB Global Equity Sales LLC" which is 100% owned by UOB Global Capital LLC. The subsidiary is incorporated in New York and its principal activity is that of a placement agent.

Mrs Vivien Chan
Company Secretary

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)

DISSOLUTION OF A SUBSIDIARY

ANNOUNCEMENT

Singapore, 13 November 2003 – United Overseas Bank Limited ("UOB") wishes to announce that its wholly-owned subsidiary, United Overseas Bank (Canada) was dissolved on 31 October 2003 after transferring all its business to UOB Vancouver branch and satisfying all Canadian regulatory requirements. The dissolution was part of the ongoing rationalisation of the operations of the UOB group of companies.

Vivien Chan
Company Secretary